CapStar Financial Holdings, Inc.

1201 Demonbreun Street Suite 700

Nashville, Tennessee 37203

(615) 732-6400

March 22, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Pam Long

Re:	CapStar Financial Holdings, Inc. Registration Statement on Form S-3 (File Number 333-228990) Request for Acceleration of Effectiveness

Requested Date:	Tuesday, March 26, 2019
Requested Time:	4:00 p.m., Eastern time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of CapStar Financial Holdings, Inc. (the “Company”), hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-228990) (the “Registration Statement”) so that the Registration Statement will become effective at 4:00 p.m., Eastern time, on Tuesday, March 26, 2019 or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective by the Commission, please orally confirm such declaration with Wes Scott of Waller Lansden Dortch & Davis LLP, counsel to the Company, at (901) 288-1655.

CapStar Financial Holdings, Inc.

By:	/s/ Claire W. Tucker
Name:	Claire W. Tucker
Title:	President and Chief Executive Officer